EXHIBIT 14

CODE OF ETHICS

SPECIAL ETHICS OBLIGATIONS FOR EMPLOYEES WITH FINANCIAL REPORTING RESPONSIBILITIES

Due to the newness and early stage development of the company, no Code of Business Conduct has been formerly implemented and adopted. However, the employees of the Finance Department will adopt the following responsibilities in the next fiscal year.

The Finance Department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. The Chief Executive Officer and Finance Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of Attitude’s financial results and condition. Because of this special role, the Chief Executive Officer and all members of Attitude’s Finance Department are bound by the following Financial Officer Code of Ethics, and by accepting the Code of Business Conduct, each agrees that he or she will, in his or her capacity as an employee of Attitude:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships

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Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that Attitude files with, or submits to, government agencies and in other public communications

•	Comply with rules and regulations of federal, state, provincial and local governments and other appropriate private and public regulatory agencies

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated

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Respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his or her work will not be used for personal advantage

•	Share knowledge and maintain skills important and relevant to stakeholder’s needs

•	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community

•	Achieve responsible use of and control over all assets and resources employed or entrusted

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Promptly report to the Legal Counsel or Chairman any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Code of Conduct, including any transaction or relationship that reasonably could be expected to give rise to such a conflict

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment. If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact Roy Warren, Chairman and CEO, at roy@attitudedrinks.com or (561) 799-5053.

It is against Attitude’s policy to retaliate against any employee for good faith reporting of violations of this Code.

WAIVERS AND PERMISSION

Any waiver of a provision of this Code of Business Conduct must be approved by the Board of Directors. Any such waivers granted, along with the reasons for the waivers, will be publicly disclosed by appropriate means. Complying with this Code of Business Conduct by obtaining permission where required will not be deemed to be a waiver of any provision of this code for purposes of this paragraph.

We welcome input regarding any aspect of the Code of Business Conduct. Please e-mail comments to roy@attitudedrinks.com.